United States securities and exchange commission logo





                              January 29, 2024

       Scott L. Nearing, Esq.
       Assistant Corporate Secretary
       JPMorgan Chase & Co.
       277 Park Avenue
       New York, New York 10172-10003

                                                        Re: JPMorgan Chase &
Co.
                                                            Registration
Statement on Form S-4
                                                            Filed January 17,
2024
                                                            File No. 333-276554

       Dear Scott L. Nearing:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.



       Registration Statement on Form S-4

       Terms of the Exchange Offer, page 35

   1.                                                   Disclosure in this
section states    We reserve the right, in our sole and absolute discretion, to extend, withdraw,
terminate or amend the terms and conditions of the Exchange Offer at any time and for any
reason, as described in this prospectus    (emphasis added).
                                                        Disclosure on page 37
indicates that    [a]lthough we have no present plans to do so, we
                                                        expressly reserve the
right, in our sole and absolute discretion, to extend, withdraw, terminate or amend the
Exchange Offer even if all the conditions to the Exchange Offer are satisfied
(emphasis added). Similar disclosure is found elsewhere in the prospectus.
                                                        With a view towards
improved disclosure, please explain the circumstances under which the offeror might
withdraw or terminate the Exchange Offer in its sole and absolute discretion and how such
withdrawal or termination would not result in the Exchange Offer
 Scott L. Nearing, Esq.
JPMorgan Chase & Co.
January 29, 2024
Page 2
         constituting an illusory offer in contravention of Exchange Act section 14(e).
         Alternatively, please revise the disclosure to make it clear that the Exchange Offer can not be terminated for any reason in the sole and absolute discretion of the offeror.
Conditions of the Exchange Offer, page 36

2.       The second bullet point in this section states that    there shall not
have been instituted or
         threatened any action       (emphasis added). A tender offer may be
conditioned on a
         variety of events and circumstances, provided that they are not within the direct or indirect control of the offeror. The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Please revise the
         disclosure to clarify what is meant by a    threatened    action or
proceeding and how it may
         be objectively determinable.
3.       Disclosure on page 37 states that    [a]ny determination made by us
concerning an event,
         development or circumstance described or referred to above will be conclusive and
         binding.    Please revise to state that security holders may challenge
the offeror   s
         determinations in a court of competent jurisdiction.
Extension, Withdrawal, Termination and Amendment, page 37

4.     Disclosure on page 38 states that    [w]e also reserve the right at any
time or from time to
       time during   the Exchange Offer to purchase or exchange or offer to
purchase or
       exchange Old Notes or to issue an invitation to submit offers to sell Old Notes (including, without limitation, those offered pursuant to the Exchange Offer but not accepted for exchange), in each case on terms that may be more or less favorable than those
FirstName LastNameScott L. Nearing, Esq.
       contemplated by the Exchange Offer.    With a view to revised
disclosure, please advise
Comapany
       how NameJPMorgan      Chase
             such purchases are     & Co. with the prohibitions set forth in
Exchange Act Rule
                                consistent
January14e-5.
         29, 2024 Page 2
FirstName LastName
 Scott L. Nearing, Esq.
FirstName   LastNameScott
JPMorgan Chase    & Co. L. Nearing, Esq.
Comapany
January  29,NameJPMorgan
             2024         Chase & Co.
January
Page  3 29, 2024 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Perry Hindin at 202-551-3444, Robert Arzonetti at 202-551-8819 or
Christian Windsor at 202-551-3419 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:      Yan Zhang